

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Ricardo Haynes
Chief Executive Officer
Bear Village, Inc.
4002 Hwy 78, Suite 530 #296
Snellville, GA 30039

> **Re: Bear Village, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 3, 2020**
> **File No. 024-11359**

Dear Mr. Haynes:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, the financial statements do not meet the requirements of Part F/S of Form 1-A. The financial statements appear to be for the period October 25, 2018 to November 10, 2018 and do not appear to include a report of an independent accountant.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction